Exhibit 4

Third Point LLC 390 Park Avenue New York, NY 10022 Tel 212 715 3880

September 7, 2018

Les Vinney

Chairman of the Board of Directors

Campbell Soup Company

1 Campbell Place

Camden, NJ 08103

Dear Mr. Vinney:

Enclosed with this letter is a nomination package pursuant to which Third Point LLC, on behalf of funds it manages, nominates twelve individuals (the “Shareholder Slate”) to constitute a completely revamped board of directors (“Board”) of Campbell Soup Company (the “Company” or “Campbell”).

In Third Point’s previous proxy contests, we have sought only a few board seats to influence governance and implement change. Unfortunately, this Board’s persistent failure to discharge its fiduciary duties leaves us no choice but to seek to replace the entire Board with our Shareholder Slate.

Today, the shares of Campbell trade at a price that is ~20% lower than it was 20 years ago. The stock performance is a report card on this Board’s tenure of mismanagement, waste, ill-conceived strategy, and inept execution. On the Company’s earnings call last month, Interim CEO Keith McLoughlin detailed the Board’s years of failings with an extensive catalogue of the strategic and financial blunders that brought the business to the brink.1 Absent from his commentary, however, was any accountability for the damage. No changes to the Company’s Board or senior leadership were announced, making his contrite tone ring hollow.

[1]

“Simply put, we lost focus. We lost focus strategically. We had too many initiatives that made the company unnecessarily complex. We were in the food business and the ag business. We had growth businesses and we had cash businesses. We were focused on startup businesses and venture capital investments. We aggressively pursued the important consumer megatrend of health and well-being without having clarity on our source of uniqueness or whether we brought a competitive advantage to the space, and we depended too much on M&A to shape our business strategy.

We lost focus within our products and brands. We did not manage our portfolio in a differentiated manner. We pushed cash businesses for growth and we underfunded growth businesses. Our resource and capital allocation discipline was inadequate and we didn’t properly align our resources with our core business franchises where we have strong market positions unique capabilities and the right to win.

Lastly, we lost focus in process and execution. Our management processes lack the necessary operating discipline. We created too many silos throughout the company where decision rights were unclear. We lacked agility and we’re slow to react to customer needs. And finally, we didn’t have a culture of accountability, which led to poor execution.”

Campbell’s Earnings Call, August 30, 2018. http://investor.campbellsoupcompany.com/phoenix.zhtml?c=88650&p=irol-presentations

The disappointing outcome of Campbell’s recent “strategic review” process provides further evidence that this Board is unable or unwilling to take the bold action needed to address the current crisis and does not understand the depth of the Company’s problems. Since 2016 alone, this Board has overseen over $7 billion of value destruction. Years of poorly conceived and executed acquisitions have over-levered the balance sheet, providing a limited range of options to remedy the problems Campbell confronts today. The Board’s shocking failure to have a CEO succession plan in place following Denise Morrison’s sudden exit is a scathing indictment of its inability to conduct one of any board of directors’ most essential duties – to secure capable, continuous leadership for the Company.

The Board’s recent conduct and aura of complacency makes no sense from a strategic, operational, or financial perspective. We can only conclude that the Board remains beholden to the sentimental agenda of its vocal and empowered minority – the two longstanding family representatives to the Board who have stubbornly opposed options to create maximum value for all shareholders for decades. At this point, it would be simply reckless to leave the Board that caused this mess in charge of fixing it. As the old maxim attributed to Albert Einstein says, “to do the same thing over again and expect a different result is insanity.”

Third Point’s proposed slate of directors brings sophisticated expertise to oversee Campbell at this critical moment. As you will note from the individual biographies included in the nomination packet (and available on Third Point’s proxy website www.RefreshCampbells.com), the Shareholder Slate has extensive experience in operations, marketing, strategy, transactions, leadership, capital allocation, and general corporate governance – all of which the current Board lacks.2 Third Point brings a proven record of driving successful turn-arounds by recruiting world-class leadership talent and overseeing strategy and capital allocation, leading to dramatic operational improvement and significant share price appreciation. Third Point previously stated that a sale of the Company was the only justifiable outcome of a strategic review, which we believed was the case with the current Board and leadership team in place. However, the Shareholder Slate, once elected, will act consistently with its fiduciary duties in pursuing optimal outcomes for shareholders and managing the Company to enhance long-term value.

Despite the colossal failure of this Board and its handpicked leaders, we believe Campbell has durable and iconic brands and many fine employees who are as frustrated by the arrogance of its leadership and failure to innovate as we are. You and the rest of the Board are hereby put on notice that we expect you to conduct yourself and the management of the

[2]	Third Point has no undisclosed financial arrangements with any member of the Shareholder Slate in connection with such member’s role as nominee for the Board.

Company in a manner that will allow for the most seamless transition to the Shareholder Slate promptly following the 2018 annual meeting. We are confident that the time has come to #RefreshtheRecipe at Campbell with a new truly independent shareholder-friendly slate of Directors and a fresh vision for the Company.

Sincerely,

Daniel S. Loeb

Enclosures